FLORA GROWTH CORP.
65 Queen Street West, Suite 900
Toronto, Ontario M5H 2M5
+1 (416) 861-2267
March 9, 2021

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance
Office of Life Sciences
Washington, D.C. 20549

Attention:	Ada D. Sarmento
Mary Beth Breslin

Re: Flora Growth Corp.
Registration Statement on Form F-1
Filed March 2, 2021
File No. 333-252996

Dear Ms. Sarmento and Ms. Breslin:

The undersigned, Flora Growth Corp., a foreign private issuer organized under the laws of the Province of Ontario (the “Company”), is submitting this letter to the Securities and Exchange Commission (the “Commission”) in connection with the Company’s registration statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering and listing of the Company’s common shares.

The Company has included in the Registration Statement its audited consolidated financial statements, prepared in accordance with the International Financial Reporting Standards (IFRS), as of December 31, 2019 and for the period from March 13, 2019 (inception) to December 31, 2019, and unaudited interim condensed consolidated financial statements as of June 30, 2020 and for each of the six-month periods ended June 30, 2020 and 2019.

The Company respectfully requests that the Commission waive the requirement of Item 8.A.4 of Form 20-F, which states that in the case of a company’s initial public offering, the registration statement on Form F-1 must contain audited financial statements of a date not older than 12 months from the date of the offering (the “12-Month Requirement”). See also Division of Corporation Finance, Financial Reporting Manual, Section 6220.3.

The Company is submitting this waiver request pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which provides that the Commission will waive the 12-Month Requirement “in cases where the company is able to represent adequately to us that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this requirement is impracticable or involves undue hardship.” See also the 2004 release entitled International Reporting and Disclosure Issues in the Division of Corporation Finance (available on the Commission’s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm) by the staff of the Division of Corporation Finance of the Commission at Section III.B.c, in which the staff notes that:

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“the instruction indicates that the staff will waive the 12-month requirement where it is not applicable in the registrant’s other filing jurisdictions and is impracticable or involves undue hardship. As a result, we expect that the vast majority of IPOs will be subject only to the 15-month rule. The only times that we anticipate audited financial statements will be filed under the 12-month rule are when the registrant must comply with the rule in another jurisdiction, or when those audited financial statements are otherwise readily available.”
In connection with this waiver request, the Company hereby represents to the Commission that:

1.	The Company is not currently a public reporting company in any jurisdiction.
2.	The Company is not required by any jurisdiction outside the United States to prepare consolidated financial statements audited under any generally accepted auditing standards for any interim period.
3.	Full compliance with Item 8.A.4 of Form 20-F at present is impracticable and involves undue hardship for the Company.
4.	The Company does not anticipate that its audited financial statements for the fiscal year ended December 31, 2020 will be available until April 2021.
5.	In no event will the Company seek effectiveness of the Registration Statement if its audited financial statements are older than 15 months at the time of the Company’s initial public offering.

The Company will file this letter as an exhibit to the Registration Statement pursuant to Instruction 2 to Item 8.A.4 of Form 20-F.

Very truly yours,

/s/ Luis Merchan
Name:	Luis Merchan
Title:	Chief Executive Officer

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